Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Mission Rise, Inc.
620 Pheasant Ridge Dr
Chubbuck, ID 83202
https://inergytek.com/

Up to $1,234,999.62 in Series CF Stock at $1.14
Minimum Target Amount: $9,998.94

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Mission Rise, Inc.
Address: 620 Pheasant Ridge Dr, Chubbuck, ID 83202
State of Incorporation: DE
Date Incorporated: May 19, 2014

Terms:

Equity

Offering Minimum: $9,998.94 | 8,771 shares of Series CF Stock
Offering Maximum: $1,234,999.62 | 1,083,333 shares of Series CF Stock
Type of Security Offered: Series CF Stock
Purchase Price of Security Offered: $1.14
Minimum Investment Amount (per investor): $249.66

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives & Bonuses*

Combo/Avid Investor Perk

Invest $249+ (minimum investment) within the first two weeks and receive 5% bonus shares

Invest $1,000+ within the first three weeks and receive 7% bonus shares

Invest $2,500+ within the first three weeks and receive 10% bonus shares

Volume-Based Perks

Invest $500 - Receive $200 off a Flex 1500 Power Station or a Flex Tactical Power Station

Invest $1,000 - Receive $300 off a Flex 1500 Power Station or a Flex Tactical Power Station

Invest $2,000 - Receive $400 off a Flex 1500 Power Station or a Flex Tactical Power Station

Invest $5,000 - Choose between a free Flex 1500 Gold Kit or Flex Tactical Gold Kit. Get 20% off Inergy products for 1-Year (for personal use only).

Invest $10,000 - Choose between a free Flex 1500 Gold Plus Kit or Flex Tactical Gold Plus Kit. Get 20% off Inergy products for 1-Year (for personal use only).

In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

The 10% StartEngine Owners' Bonus

Inergy will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Series CF Stock at $1.14 / share, you will receive 110 shares of Series CF Stock, meaning you'll own 110 shares for $114. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Mission Rise, Inc. dba Inergy Solar ("Inergy" or the "Company") is a corporation organized under the laws of the state of Deleware that designs, develops, and markets consumer cleantech technology products.

The Company's business model consists of both direct-to-consumer and business-to-business sales channels focusing on consumers, households, and small businesses. Our products are sold across North America directly to the end user or through value-added resellers in the solar, electrical, and outdoor recreational industries. We believe the Company is an attractive investment opportunity because it has demonstrated strong product-market fit in the past 7 years and its intellectual property and product roadmap puts Inergy in a unique selling position at the intersection of two rapidly growing, large markets.

The Company's Intellectual Property ("IP"): The Company was granted a U.S. Patent U.S. on February 22, 2022 (Patent No. US11258258B2 ("MULTI-INPUT POWER CONVERSION AND ENERGY STORAGE"). In addition, the Company has applied for multiple US Patents filed with the USPTO on June 2, 2021 (Application No. 17337402

("STACKABLE BATTERY CHARGING AND POWER OUTPUT SLICES"); Application No. 17900855 ("A MODULAR PHOTOVOLTAIC POWER PRODUCTION SYSTEM").

Inergy Holdings, LLC (the "Operating Company"), was formed as an Idaho limited liability company on May 19, 2014. It operated as a tax partnership for almost five years before undergoing a corporate restructure. Mission Rise, Inc. (the "Parent Company") was formed as a Delaware corporation on April 8, 2021. Effective April 16, 2021, pursuant to a corporate restructure, the owners of the Operating Company exchanged their ownership in the Operating Company for ownership in the Parent Company, which resulted in the Operating Company becoming wholly owned by the Parent Company.

Competitors and Industry

The Company exists at the intersection of Energy Storage Systems and Portable Power Stations, two multi-billion dollar industries.

The current consumer offerings for portable solar generators (Portable Power Station [PPS] market) include Goal Zero and EcoFlow, the top two market shareholders. Inergy offers unique solutions in this market. Although similar to Inergy's systems in many ways, the key differences are that Inergy offers the most compact, lightweight and portable system. Inergy also offers a complete energy system platform that allows for more battery expansion capacity and functional expansion capabilities, including uninterrupted power supply (UPS), automatic transfer switch, and DC-only output.

Inergy plans to launch an affordable, modular solution in the whole-home energy storage market. Top home energy storage competitors (Energy Storage Systems [ESS] market) to Inergy's offering include Tesla, LG Chem, and Generac. Although these companies have strong brands and an existing market, the downside is their solution is expensive -- costing from $10K - $20K installed and are permanently wall-mounted. Inergy's modular solution offers customers the ability to start with only one battery module for as little as $3,500 and grow their system as they need and desire and as they move from their first apartment to their dream house. We believe this "grow as you go" approach sets Inergy apart from all its competitors.

Current Stage and Roadmap

We are currently in-market with our product. As a company, Inergy has focused on the US domestic market since its founding in 2014 and has launched three major iterations of its portable solar generator product line. The Company has a strong product-market fit with tens of millions in sales and tens of thousands of customers. The next stage for the Company is to expand overseas and target both developed and emerging markets.

Technology-wise, Inergy's upcoming whole-home, modular energy storage system will allow Inergy to expand its product offering from a personal-power solution to one that can power homes and small businesses. Furthermore, its upcoming embedded software features, including microgrid control features, make Inergy a true hardware and software innovator.

The Team

Officers and Directors

Name: Sean Chanpaseut Luangrath

Sean Chanpaseut Luangrath's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO
  Dates of Service: January, 2016 - Present
  Responsibilities: Sean leads the company in setting the vision and strategy for Inergy. Currently takes a salary of $150,000 per year.

Other business experience in the past three years:

- **Employer:** Regional Economic Development for Eastern Idaho
  Title: Executive Board Member
  Dates of Service: January, 2021 - Present
  Responsibilities: Executive Board Member

Other business experience in the past three years:

- **Employer:** Volcanic Retail
  Title: Advisory Board
  Dates of Service: August, 2020 - Present
  Responsibilities: Advisory Board

Name: Zane Burley Hardin

Zane Burley Hardin's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Vice President of Marketing
  Dates of Service: September, 2017 - Present
  Responsibilities: Leads the marketing strategy and operations at Inergy. Ted's primary focus is to build a brand experience that makes our customers the heroes by helping them improve their lot in life with portable, renewable backup power. Currently takes a salary of $90,000 per year.

Name: David Robert Erickson

David Robert Erickson's current primary role is with Managing partner at Ironwood

Growth Partners. David Robert Erickson currently services 15 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Operating Officer
  Dates of Service: April, 2020 - Present
  Responsibilities: Develop and implement strategic and operational systems. Currently takes a salary of $120,000 per year.

Other business experience in the past three years:

- **Employer:** Ironwood Growth Partners
  Title: Managing Partner
  Dates of Service: January, 2018 - March, 2020
  Responsibilities: At Ironwood, David led business and energy consulting including due diligence preparation, marketing and capital raise consulting and growth and acquisition strategy development.

Other business experience in the past three years:

- **Employer:** Neonatal Rescue
  Title: VP Operations
  Dates of Service: June, 2021 - February, 2023
  Responsibilities: VP Operations

Name: Zachary Dennis Blume

Zachary Dennis Blume's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Technology Officer
  Dates of Service: May, 2019 - Present
  Responsibilities: Oversees all engineering operations, as well as all information tech and systems in the company. Currently takes a salary of $145,000 per year.

Other business experience in the past three years:

- **Employer:** Pura Scents, Inc.
  Title: Chief Technology Officer
  Dates of Service: July, 2018 - November, 2019
  Responsibilities: Oversaw and led the electrical and mechanical engineering, software and web development, and the IT systems and product manufacturing, testing, and production functions.

Other business experience in the past three years:

- **Employer:** Vector Solutions
  Title: Owner
  Dates of Service: June, 2015 - Present
  Responsibilities: Engineering solutions for contract hire

Name: Bradley Barrott

Bradley Barrott's current primary role is with Big Dog Solar. Bradley Barrott currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Founder and Board Member
  Dates of Service: May, 2014 - Present
  Responsibilities: Provide strategic leadership and guidance to Inergy and its leadership team.

Other business experience in the past three years:

- **Employer:** Big Dog TV & Internet
  Title: Founder & CEO
  Dates of Service: January, 1999 - Present
  Responsibilities: Lead the over business strategy and execution of the company

Other business experience in the past three years:

- **Employer:** Big Dog Solar
  Title: Founder & Partner
  Dates of Service: January, 2010 - Present
  Responsibilities: Leads the business strategy and execution of the company with the other business partners.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Series CF Preferred Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Series CF Preferred Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Some of our products are still in prototype phase and might never be operational products

It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties

We are currently in the research and development stage and have only manufactured a prototype for our Inergy "Home Base" product. Delays or cost overruns in the development of our Inergy "Home Base" product and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with No Voting Rights

The Series CF Preferred Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company owns one patent. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Mission Rise, Inc. (dba Inergy Technology) or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Mission Rise, Inc. could harm our reputation and materially negatively impact our financial condition and business.

Company, Product and Industry Risk

Inergy, like any other internet-based business, faces the risk of cyber-attacks and unauthorized access to its systems and data. To mitigate this risk, we have engaged a top third-party technology provider to provide our systems security and data backup needs. While we have taken customary measures to defend against such risks, we cannot guarantee that our systems and data will not be compromised. Our revenues and profits are subject to fluctuations based on market conditions, and it is difficult to accurately forecast our financial performance. The financial forecast provided in this offering represents our good faith efforts to estimate this information, but there can be no assurance that our actual results will not differ materially from those projected. Future fundraising may dilute the ownership rights of existing investors and affect the valuation of our stock. To grow the company, we may raise additional capital through offerings of securities or notes. The terms of future capital raising, such as loan agreements, may include covenants that give creditors greater rights over the financial resources of the company, which could impact the value of our stock. The company's product roadmap is subject to change, and the features envisioned for our products may evolve over time. As with any product development, the initial vision may evolve due to market demands, technical limitations or innovations, or other factors. While we will make our best efforts to deliver the features as envisioned, there may be changes to the product as it is developed and launched. It is important to acknowledge the risks related to the industry itself, including the potential for increased competition, which may negatively impact our profitability and market share. Additionally, federal and state regulations around energy production, storage, and distribution can vary greatly by region and can impact our ability to operate and sell products. Changes in regulations could result in increased costs or limitations on the ability to sell products in certain markets. The solar, battery storage, and renewable energy industry is constantly evolving, and companies that fail to adapt to these changes may find themselves at a competitive disadvantage.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Big Dog Satellite Holdings LP (Brad Barrott 50% and Michelle Barrott 50%)	4,250,801	Common Stock	24.192%

The Company's Securities

The Company has authorized Common Stock, Series Seed 1 Preferred Stock, Series Seed 2 Preferred Stock, and Series CF Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,083,333 of Series CF Stock.

Common Stock

The amount of security authorized is 31,000,000 with a total of 7,855,996 outstanding.

Voting Rights

1 (one) vote per share for Common Stock

Material Rights

There are no material rights associated with Common Stock.

Series Seed 1 Preferred Stock

The amount of security authorized is 2,372,472 with a total of 2,372,472 outstanding.

Voting Rights

One (1) vote for each share of Preferred Stock

Material Rights

Series Seed 1 Preferred Stock & Series Seed 2 Preferred Stock (collectively, the "Series Seed Preferred"):

Dividends: Cumulative dividends will be paid on shares of the Series Seed Preferred in an amount equal to eight percent (8%) of the applicable Original Purchase Price ($0.9301) per annum.

Liquidation Preference: In the event of any liquidation, dissolution or winding up of the Company, the proceeds shall be paid as follows: (a) first pay one times the applicable Original Purchase Price ($0.9301) plus accrued dividends on each share of Series Seed Preferred (or, if greater, the amount that the Series Seed Preferred would receive on an as-converted basis); and (b) the balance of any proceeds shall be distributed pro rata to holders of Common Stock.

Board of Directors: The holders of Series Seed 1 Preferred Stock may elect one member of the Company's board of directors (the "Board") and the holders of Series Seed 2 Preferred Stock may elect one member of the Board (collectively, the "Series Seed Directors").

Protective Provisions: So long as twenty-five percent (25%) of the shares of the Series Seed Preferred are outstanding, the Company will not do the following without the written consent of the holders of at least two-thirds of each class of the Series Seed Preferred: (i) liquidate, dissolve or wind-up the affairs of the Company, or effect any merger or consolidation or any other Deemed Liquidation Event; (ii) amend, alter, or repeal any provision of the Certificate of Incorporation or Bylaws if it will adversely affect the rights, preferences, privileges or powers of the Series Seed Preferred; (iii) create or authorize the creation of or issue any other security convertible into or exercisable for any equity security, having rights, preferences or privileges senior to or on parity with the Series Seed Preferred, or increase the authorized number of shares of Series Seed Preferred; (iv) purchase or redeem or pay any dividend on any capital stock prior to the Series Seed Preferred, other than stock repurchased from former employees or consultants in connection with the cessation of their employment/services at a price no greater than the lower of cost and fair market value; (v) create or hold capital stock in any subsidiary that is not a wholly owned subsidiary unless approved by the Board (including at least one Series Seed Director); (vi) or dispose of any subsidiary stock or all or substantially all of any subsidiary assets; or (vii) increase or decrease the size of the Board.

Anti-dilution Provisions: The Series Seed Preferred has broad-based anti-dilution protection.

Conversion: Shares of Series Seed Preferred may be converted into shares of Common Stock. Such conversion may be an option of a holder of Series Seed Preferred and such conversion is mandatory upon the occurrence of certain events.

Information Rights: The Company will deliver to each Major Investor: (i) quarterly financial statements, and other information as determined by the Board, including balance sheet, income statement, cash flow statement and capitalization table, within 45 days from the end of each quarter; (ii) annual financial statements and other information as determined by the Board, including balance sheet, income statement, cash flow statement and capitalization table, within 90 days from the end of each year; and (iii) at least thirty (30) days prior to the end of each fiscal year, a comprehensive operating budget forecasting the Company's revenues, expenses, and cash position on a month-to-month basis for the upcoming fiscal year. A "Major Investor" means any Investor who holds at least 537,577 shares of Series Seed Preferred.

Preemptive Rights: All Major Investors have a pro-rata right, based on their percentage equity ownership in the Company, to participate in subsequent issuances of equity securities of the Company (subject to customary exclusions).

Series Seed 2 Preferred Stock

The amount of security authorized is 8,702,528 with a total of 4,401,044 outstanding.

Voting Rights

One (1) vote for each share of Preferred Stock

Material Rights

Series Seed 1 Preferred Stock & Series Seed 2 Preferred Stock (collectively, the "Series Seed Preferred"):

Dividends: Cumulative dividends will be paid on shares of the Series Seed Preferred in an amount equal to eight percent (8%) of the applicable Original Purchase Price ($0.9301) per annum.

Liquidation Preference: In the event of any liquidation, dissolution or winding up of the Company, the proceeds shall be paid as follows: (a) first pay one times the applicable Original Purchase Price ($0.9301) plus accrued dividends on each share of Series Seed Preferred (or, if greater, the amount that the Series Seed Preferred would receive on an as-converted basis); and (b) the balance of any proceeds shall be distributed pro rata to holders of Common Stock.

Board of Directors: The holders of Series Seed 1 Preferred Stock may elect one member of the Company's board of directors (the "Board") and the holders of Series Seed 2 Preferred Stock may elect one member of the Board (collectively, the "Series Seed Directors").

Protective Provisions: So long as twenty-five percent (25%) of the shares of the Series Seed Preferred are outstanding, the Company will not do the following without the written consent of the holders of at least two-thirds of each class of the Series Seed Preferred: (i) liquidate, dissolve or wind-up the affairs of the Company, or effect any merger or consolidation or any other Deemed Liquidation Event; (ii) amend, alter, or repeal any provision of the Certificate of Incorporation or Bylaws if it will adversely affect the rights, preferences, privileges or powers of the Series Seed Preferred; (iii) create or authorize the creation of or issue any other security convertible into or exercisable for any equity security, having rights, preferences or privileges senior to or on parity with the Series Seed Preferred, or increase the authorized number of shares of Series Seed Preferred; (iv) purchase or redeem or pay any dividend on any capital stock prior to the Series Seed Preferred, other than stock repurchased from former employees or consultants in connection with the cessation of their employment/services at a price no greater than the lower of cost and fair market value; (v) create or hold capital stock in any subsidiary that is not a wholly owned subsidiary unless approved by the Board (including at least one Series Seed Director); (vi) or dispose of any subsidiary stock or all or substantially all of any subsidiary assets; or (vii) increase or decrease the size of the Board.

Anti-dilution Provisions: The Series Seed Preferred has broad-based anti-dilution protection.

Conversion: Shares of Series Seed Preferred may be converted into shares of Common Stock. Such conversion may be an option of a holder of Series Seed Preferred and such conversion is mandatory upon the occurrence of certain events.

Information Rights: The Company will deliver to each Major Investor: (i) quarterly financial statements, and other information as determined by the Board, including balance sheet, income statement, cash flow statement and capitalization table, within 45 days from the end of each quarter; (ii) annual financial statements and other information as determined by the Board, including balance sheet, income statement, cash flow statement and capitalization table, within 90 days from the end of each year; and (iii) at least thirty (30) days prior to the end of each fiscal year, a comprehensive operating budget forecasting the Company's revenues, expenses, and cash position on a month-to-month basis for the upcoming fiscal year. A "Major Investor" means any Investor who holds at least 537,577 shares of Series Seed Preferred.

Preemptive Rights: All Major Investors have a pro-rata right, based on their percentage equity ownership in the Company, to participate in subsequent issuances of equity securities of the Company (subject to customary exclusions).

Series CF Stock

The amount of security authorized is 5,500,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Series CF Stock.

Material Rights

The total number of shares outstanding on a fully diluted basis, 17,571,086 shares, includes 11,496,418 shares of Common Stock (which includes 7,855,996 of Common Stock, 2,176,333 shares of stock options and RSUs issued, and 1,464,089 shares of stock options, reserved but unissued), 2,372,472 shares of Series Seed 1 Preferred Stock and 3,702,196 shares of Series Seed 2 Preferred Stock.

Series CF Stock shall be considered a class of Common Stock. The voting, dividend, and liquidation rights of the holders of the Series CF Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set forth herein.

The holders of the Series CF Stock are not entitled to vote on any matter except as required by law. The number of authorized shares of Series CF Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any other vote required by the terms of this Certificate of Incorporation) the affirmative vote of the holders of shares of capital stock of the Corporation representing two-thirds of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

Payments to Holders of Common Stock and Series CF Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after the payment in full of all Liquidation Amounts required to be paid to the holders of shares of Preferred Stock, the remaining assets of the Corporation available for distribution to its stockholders or, in the case of a Deemed Liquidation Event, the consideration not payable to the holders of shares of Preferred Stock pursuant to Section 2.1 or the remaining consideration received by the Corporation for such Deemed Liquidation Event (net of any retained liabilities associated with the assets sold or technology licensed, as determined in good faith by the Board), together with any other assets of the Corporation available for distribution to its stockholders, all to the extent permitted by Delaware law governing distributions to stockholders (the "Available Proceeds"), as the case may be, shall be distributed among the holders of shares of Common Stock and the holders of shares of Series CF Stock, pro rata based on the total number of shares of Common Stock and Series CF Stock held by each such holder.

Please see the Amended and Restated Certificate of Incorporation attached as Exhibit F for other material rights.

What it means to be a minority holder

As a minority holder of Series CF Preferred Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Preferred Stock
  Type of security sold: Equity
  Final amount sold: $4,093,411.04
  Number of Securities Sold: 4,408,127
  Use of proceeds: Product development, inventory, and marketing
  Date: April 21, 2021
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2022 was $8,568,820, an increase compared to the fiscal year 2021 with revenue of $5,650,356. As a result of our contract manufacturer producing and delivering inventory, the company was able to fulfill more backlogged orders and recognize revenue. In 2021, the contract manufacturer was only able to deliver inventory primarily in Q4 2021.

Cost of Sales

Cost of sales in 2022 was $ 5,708,314, an increase of approximately $2,007,299, from costs of $3,701,015 in fiscal year 2021. The increase was largely due to higher volumes with more inventory levels.

Gross Margins

2022 gross profit increased by $1,013,492 over 2021 gross profit and gross margins as a percentage of revenues were flat at 35% for both 2022 and 2021. The lower-than-usual gross margins in both years were due to expedited ocean and air freight due to delayed inventory deliveries from the contract manufacturer.

Expenses

The Company's expenses consist of, among other things, compensation, and benefits, marketing and sales expenses, research and development expenses. Expenses in 2022 were slightly lower from 2021 by $216,576. Approximately $700,000 of this decrease was due to lower research and development expenses. The Company increased digital marketing spend by about $190,000 from 2021 to 2022 as inventory levels increased.

Historical results and cash flows:

Inergy achieved cash flow profitability in 2018 because of healthy and consistent inventory levels. 2019 saw an additional 15% cost due to "trade wars" that resulted in a net loss of $900K. The "COVID years" of 2020 to 2022 are not typical years. 2023 is starting to resemble 2018 conditions because supply chains are almost back to normal and inventory and sales are starting to be unrestricted. 2023 should result in healthy revenue growth over 2022 that is expected to result in a Net Profit, representing what investors should expect in the future.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

Inergy's cash account in December 2022 started with a balance of $123,427. Throughout the close of the month, total cash inflows totaled $738K (sales and services revenue) and outflows totaled $845K, mostly to pay for year-end vendors and suppliers. The account balance ended 2022 with $15,997. Inergy's primary owners, Brad Barrott, and Sean Luangrath, and Inergy's largest investor, Donaldson Hartman, provide shareholder loans as needed to finance mostly inventory purchases. Inergy also has lines of credit with its key contract manufacturer so the company has multiple capital resources to continue operations. The campaign will allow Inergy to accelerate its sales growth with capital to procure healthy levels of inventory.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds from this campaign will help accelerate the revenue and profit growth of the company. Over 70% of the funds of this campaign will go towards paying for inventory to help the company continue its sales growth. The company will continue to grow organically without the funds from this campaign but doing so will result in a slower growth rate than with the campaign's capital infusion.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds from this campaign are not necessary for the company's viability. The company has existing products and services that generate revenue and operating profits that will sustain the company. Total Revenues from 2022 totaled $8.8M but in order to increase sales revenue growth, the company needs more significant levels of inventory. The funds from this campaign will help accelerate the growth and profitability of the company.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

Inergy has demonstrated that it can successfully pre-sell new products to generate the necessary working capital to launch, manufacture and fulfill those product sales. With over $14 million in generated revenue in the past two years and with over $31 million in revenue generated over the past 8 years, the company has demonstrated that it can sustainably operate. With multiple product launches scheduled in Q1 and Q2 of 2023, Inergy will continue launching new products and allow the company to raise working capital for inventory using pre-sales campaigns, as it has done in the past. Raising the minimum amount will minimally increase the growth of the company.

How long will you be able to operate the company if you raise your maximum funding goal?

Inergy has demonstrated that it can successfully pre-sell new products to generate the working capital necessary to launch, manufacture and fulfill those products. With over $14 million in generated revenue in the past two years and with over $31 million in revenue generated over the past 8 years, the company has demonstrated that it can sustainably operate. Raising the maximum amount will greatly increase the growth of the company by using the funds to secure healthy levels of inventory and allow for aggressive sales and marketing efforts.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

The company has promising future sources of capital. After successfully raising over a $4M Seed Round in 2021, the company plans to raise a Series A venture capital round in 2023 to fund the completion and launch of its new whole-home battery storage system and to accelerate its international markets expansion. The company has successfully negotiated lines of credit from its suppliers and contract manufacturers in the past and will continue to seek additional sources of inventory capital using lines of credit. There are several promising future sources of capital available to the company.

Indebtedness

- **Creditor:** Enhanced Capital
  Amount Owed: $2,525,000.00
  Interest Rate: 6.0%
  Maturity Date: September 30, 2024
  On November 1, 2018, the Company entered into a loan and security agreement for $1,300,000, and on August 26, 2019, the Company entered into a loan and security agreement for $1,225,000. Both loans are interest-only loans with an interest rate of 6% and a maturity date of 9/30/2024.

- **Creditor:** Big Dog Satellite Holdings LP
  Amount Owed: $598,555.22
  Interest Rate: 1.0%
  Maturity Date: December 31, 2023

- **Creditor:** Donaldson Hartman
  Amount Owed: $559,792.02
  Interest Rate: 8.0%
  Maturity Date: December 31, 2023

- **Creditor:** Donaldson Hartman
  Amount Owed: $503,333.33
  Interest Rate: 8.0%
  Maturity Date: January 13, 2024

Related Party Transactions

- **Name of Entity:** Big Dog Satellite Holdings LP
  Names of 20% owners: Bradley Barrott
  Relationship to Company: Director
  Nature / amount of interest in the transaction: Company loan to Bradley to pay for taxes payable
  Material Terms: $510,810 with interest rate of 18% and a maturity date agreed upon by the company and the lender.

- **Name of Entity:** Donaldson Hartman
  Relationship to Company: Director
  Nature / amount of interest in the transaction: Short-term loan to the company
  Material Terms: $500,000.00 with an interest rate of 18% and a maturity date agreed upon by the company and the lender.

- **Name of Entity:** Bradley Barrott
  Relationship to Company: Director
  Nature / amount of interest in the transaction: Owners contribution
  Material Terms: $155,000 owners contribution

- **Name of Entity:** Bradley Barrott
  Relationship to Company: Director
  Nature / amount of interest in the transaction: Owners contribution
  Material Terms: $88,138 owners contribution

- **Name of Entity:** Zachary Blume
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: Owners contribution
  Material Terms: $40,000 owners contribution

- **Name of Entity:** Sean Luangrath
  Relationship to Company: Director
  Nature / amount of interest in the transaction: Owners contribution
  Material Terms: $18,000 owners contribution

Valuation

Pre-Money Valuation: $20,031,038.04

Valuation Details:

Inergy considered three key concepts to determine its enterprise value: 1) comparable companies at similar stages, 2) discounted cashflow model and 3) industry revenue multiple.

Conveniently, in February 2023, Joule Case, a very comparable company to Inergy, successfully completed an equity crowdfunding campaign on WeFunder. Based on Joule Case's stated revenue and Reg CF filing, Joule case set their equity crowdfunding pre-money valuation at $34.9M. Joule Case's life-to-date revenue total is reported to be $1.8M (since 2015) with total Revenues of $285K in 2021. Similar to Inergy, Joule case markets and sells portable solar generator solutions and it holds at least one patent and has successfully raised over $3M in a Seed Round. Unlike Joule Case, Inergy has generated over $30M in life-to-date revenue and generated over $5.6M of revenue in 2021. Based on the comparison with Joule Case, Inergy could be valued at over $34M.

When using Inergy's 2022 EBITDA and its forecasted EBITDA over the next 4 years to generate a discounted cashflow model, one would be able to derive an intrinsic value of around $30M. (see attached DCF Model screenshot below).

Lastly, when considering both the portable power station market and the energy storage systems market, both areas that Inergy operates in, one could analyze public financial data to determine the revenue multiple that generates the market value of these publicly listed companies. Inergy has conducted a valuation analysis based on publicly available data and has determined that High-Growth growth companies (ones with >25% annual sales growth) earned approximately a 3.6X revenue multiple to determine the company's enterprise value. Companies with Stable growth (ones with annual sales growth between 0% and 25%) earn a revenue multiple of about 1.46X. And since Inergy has been experiencing >25% revenue growth, and based on its 2022 Annual Revenue of $8.8M and using a 3.6X revenue multiple then Inergy's enterprise value can be estimated to be around $31.6M.

In conclusion, given Inergy's 2022 Seed Round Post-Money valuation (PMV) of approximately $18M and an average valuation of $31M based on the above three methods, Inergy is setting its StartEngine CF round at approximately $20M.

The total number of shares outstanding on a fully diluted basis, 17,571,086 shares, includes 11,496,418 shares of Common Stock (which includes 7,855,996 of Common Stock, 2,176,333 shares of stock options and RSUs issued, and 1,464,089 shares of stock options, reserved but unissued), 2,372,472 shares of Series Seed 1 Preferred Stock and 3,702,196 shares of Series Seed 2 Preferred Stock.

The Company set its valuation internally, without a formal-third party independent evaluation.

Use of Proceeds

If we raise the Target Offering Amount of $9,998.94 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*

5.5%

- *StartEngine premium fees*
  94.5%
  StartEngine premium fees

If we raise the over allotment amount of $1,234,999.62, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Inventory*
  72.0%
  Payment to suppliers for Flex Battery core packs, and for final assembly, and accessories including cables and solar panels. Inventory payments are also made to secure long lead-time components for new products.

- *Marketing*
  17.0%
  Marketing Launch Support for Pre-Sales Products including demo units for influencers and digital marketing. Marketing funds will also be used to support the StartEngine Campaign.

- *Research & Development*
  5.5%
  Product development and final production expenses including tooling and sample units. Funds will also be used for travel and lodging for visits to the factory for final production run support and management.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://inergytek.com/ (We don't publicly disclose company financial data.).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/inergy

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Mission Rise, Inc.

[See attached]

Mission Rise, Inc. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2021 & 2022



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Mission Rise, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2021 & 2022 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
April 7, 2023
Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2022	2021
ASSETS		
Current Assets		
Cash and Cash Equivalents	8,967	67,423
Inventory	837,038	116,896
Prepaids	28,268	-
Vendor Deposits	522,140	510,895
Total Current Assets	1,396,414	695,213
Non-current Assets		
Furniture, Equipment, and Leasehold Improvements, net of Accumulated Depreciation	147,184	147,211
Total Non-Current Assets	147,184	147,211
TOTAL ASSETS	1,543,598	842,424
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	1,250,412	781,356
Deferred Revenue	1,130,906	1,331,285
Accounts Payable - Related Party	155,000	-
Sales Tax Payable	346,038	-
Other Liabilities	-	37,851
Total Current Liabilities	2,882,355	2,150,492
Long-term Liabilities		
Loans and Security Agreements	2,475,780	2,475,780
SAFEs (Simple Agreements for Future Equity)	100,000	100,000
Shareholder Loans	1,010,810	1,110,810
Notes Payable - Unit Redemption	8,229	-
Accrued Interest	122,587	12,548
Total Long-Term Liabilities	3,717,406	3,699,138
TOTAL LIABILITIES	6,599,762	5,849,630
EQUITY		
Common Stock	-	-
Preferred Stock	5,072,056	4,087,059
Accumulated Deficit	(10,128,220)	(9,094,266)
Total Equity	(5,056,164)	(5,007,207)
TOTAL LIABILITIES AND EQUITY	1,543,597	842,424

Statement of Operations

	Year Ended December 31,	
	2022	2021
Revenue	8,568,820	5,650,356
Service Income	250,000	-
Discounts	147,674	-
Cost of Revenue	5,708,314	3,701,015
Gross Profit	2,962,833	1,949,341
Operating Expenses		
Advertising and Marketing	450,003	257,371
General and Administrative	3,412,166	3,042,716
Rent and Lease	127,931	-
Research and Development	331,085	1,046,222
Depreciation and Amortization	10,992	202,443
Total Operating Expenses	4,332,177	4,548,753
Operating Income (loss)	(1,369,344)	(2,599,412)
Other Income		
Other	598,539	260,000
Total Other Income	598,539	260,000
Other Expense		
Interest Expense	263,153	92,218
Other		10
Total Other Expense	263,153	92,228
Earnings Before Income Taxes	(1,033,957)	(2,431,640)
Provision for Income Tax Expense/(Benefit)	-	-
Net Income (loss)	(1,033,957)	(2,431,640)

Statement of Changes in Stockholder Equity

	Common Shares		Preferred Shares		Additional Paid in Capital	Retained Earnings (Accumulated Deficit)	Total Stockholder Equity
	# of shares	$ Amount	# of shares	$ Amount			
Beginning Balance at 1/1/2021	-	-	-	-	-	(6,662,626)	(6,662,626)
Common Stock Issuances	7,855,996	-	-	-	-		-
Preferred Stock Issuances	-	-	5,714,494	4,087,059	-		4,087,059
Net Loss						(2,431,640)	(2,431,640)
Ending Balance 12/31/2021	7,855,996	-	5,714,494	4,087,059	-	(9,094,266)	(5,007,207)
Miscellaneous Adjustment	-	-	-	-		3	3
Preferred Stock Issuances	-	-	1,059,022	984,996	-	-	984,996
Net Loss					-	(1,033,957)	(1,033,957)
Ending Balance 12/31/2022	7,855,996	-	6,773,516	5,072,056	-	(10,128,220)	(5,056,164)

Statement of Cash Flows

	Year Ended December 31,	
	2022	2021
OPERATING ACTIVITIES		
Net Income (Loss)	(1,033,957)	(2,431,640)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation and Amortization	10,992	202,443
Accounts Payable	469,056	147,269
Accounts Payable - Related Party	155,000	-
Accounts Receivable	-	(3,064)
Sales Tax Payable	346,038	-
Inventory	(720,142)	(1,715,548)
Prepaids	(28,268)	-
Vendor Deposits	-	(1,545,638)
Deferred Revenue	(200,379)	(555,617)
PPP Loan Forgiveness	-	(250,000)
Accrued interest	110,039	12,548
SAFE Awarded for Services	-	(100,000)
Other Non-cash Adjustments	37,056	(162,327)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	179,390	(3,969,934)
Net Cash provided by (used in) Operating Activities	(854,567)	(6,401,574)
INVESTING ACTIVITIES		
Equipment	(78,685)	(138,188)
Leasehold Improvements	(99,298)	-
Website	(10,907)	-
Net Cash provided by (used by) Investing Activities	(188,890)	(138,188)
FINANCING ACTIVITIES		
Equity Financing	985,000	4,087,059
Net Cash provided by (used in) Financing Activities	985,000	4,087,059
Cash at the beginning of period	67,423	2,520,126
Net Cash increase (decrease) for period	(58,456)	(2,452,703)
Cash at end of period	8,967	67,423

Mission Rise, Inc.
Notes to the Unaudited Financial Statements
December 31st, 2022
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Mission Rise, Inc. ("the Company") was formed in Delaware on April 8th, 2021, and wholly owns Inergy Holdings, LLC. The Company is a technology company that designs and manufactures portable energy storage systems, portable solar panels, and renewable energy accessories for off-grid living and power electronic devices. The Company's headquarters is in Orem, Utah. The Company sells its products to customers in North America and throughout the world.

The Company will conduct a crowdfunding campaign under regulation CF in 2023 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Basis of Consolidation

The financials of the Company include its wholly-owned subsidiary, Inergy Holdings, LLC. an Idaho entity formed on May 19, 2014. All significant intercompany transactions are eliminated.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "Fair Value Measurements and Disclosures" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company recognizes Revenue when persuasive evidence of arrangement exists, the delivery has occurred, services have been performed, the fee is fixed and determinable, and collectability is probable. Revenue generally is recognized net of allowances for returns, contractual adjustments, and any taxes collected from customers and subsequently remitted to governmental authorities.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2022.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions are the United States and Delaware. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards which approximates its retained earnings as of the date of these financials. A deferred tax asset as a result of NOLs have not been recognized due to the uncertainty of future positive taxable income to utilize the NOL.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

As of the year ended December 31st, 2022, the Company had outstanding accounts payable in the amount of $155,000 for services performed by owners of the company. The balance is non-interest bearing and due on demand.

See "Note 5 – Liabilities and Debt".

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

The Company leases its main Utah office space under a 1-year operating lease requiring monthly payments of $1802.50. The current lease expires on July 31, 2023, and is cancelable upon three months prior written notice.

The Company leases an annex to its Utah office space under a 1-year operating lease requiring monthly payments of $865.20. The current lease expires on July 31, 2023, and is cancelable upon three months prior written notice.

The Company leases its Idaho office space under a 5-year operating lease requiring monthly payments of $7,000. The company has since closed down at this location, commensurate with their reduction in force, and the final lease payment will occur in April 2023.

Lease Maturities 5 Years Subsequent to 2022

Year	Amount
2023	102,676
2024	84,000
2025	84,000
2026	84,000
2027	21,000
Thereafter	-

NOTE 5 – LIABILITIES AND DEBT

Loans –

On November 1, 2018, the Company entered into a loan and security agreement for $1,300,000, and on August 26, 2019, the Company entered into a loan and security agreement for $1,225,000. Both loans are interest-only loans with an interest rate of 6% and a maturity date of 9/30/2024.

On April 14, 2021 the Company entered into a loan agreement with a related party for $510,810.00 with an interest rate of 18% and a maturity date agreed upon by the company and the lender. This loan is currently in default.

On September 27, 2021, the Company entered into a loan agreement with a related party for $500,000.00 with an interest rate of 18% and a maturity date agreed upon by the company and the lender. This loan is currently in default.

As of December 31, 2022, the Company has outstanding payables for Unit Redemptions totaling $8,229.

Simple Agreements for Future Equity (SAFE) – During the periods ending December 31, 2021, and 2022, the Company had an outstanding SAFE agreement (Simple Agreement for Future Equity), totaling $100,000, with a third party for in-kind services. The SAFE agreement has no maturity date and bears no interest. The agreement provides the right of the investor to future equity in the Company during a qualified financing or change of control event at an 80% discount. The agreement is subject to a valuation cap. The valuation cap of the agreement entered was $18M.

Instrument Name	Principal Amount	Interest Rate	Maturity Date	For the Year Ended December 2022				For the Year Ended December 2021			
				Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest
Loan and Security Agreements	2,525,000	6%	2024	-	2,475,780	2,475,780	-	-	2,475,780	2,475,780	-
SAFEs (Simple Agreements for Future Equity)	100,000	-	NA	100,000	-	100,000	-	100,000	-	100,000	-
Shareholder Loans	1,010,810	18%	On Demand	1,010,810	-	1,010,810	122,587	1,110,810		1,123,358	12,548
Unit Redemptions	8,229	-	On Demand	-	8,229	8,229	-	-	-	-	-
Total				1,110,810	2,484,009	3,594,820	122,587	1,210,810	2,475,780	3,699,138	12,548

**Debt Principal Maturities 5 Years
Subsequent to 2022**

Year	Amount
2023	1,019,039
2024	2,525,000
2025	-
2026	-
2027	-
Thereafter	-

NOTE 6 – EQUITY

The Company has authorized 18,500,000 of shares of common stock with a par value of $ 0.0001 per share. 7,855,996 shares were issued and outstanding as of December 31, 2022.

Voting: Common stockholders are entitled to one vote per share.

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors, subject to the senior dividend preference of the Preferred Stock.

The Company has authorized 2,372,472 of Series Seed 1 Preferred Stock with a par value of $ 0.0001 per share. 2,372,472 shares were issued and outstanding as of December 31, 2022.

The Company has authorized 4,408,127 of Series Seed 2 Preferred Stock (together with Series Seed 1 Preferred Stock, the "Preferred Stock") with a par value of $ 0.0001 per share. 4,401,044 shares of Series Seed 2 Preferred Stock were issued and outstanding as of December 31, 2022.

Voting: Holders of Preferred Stock have 1 vote for every share of Common Stock they would own upon conversion of the Preferred Stock.

Dividends: The holders of Preferred Stock are entitled to receive cumulative dividends at the rate per annum of 8% of the applicable original issue price of such Preferred Stock. The original issue price of the Series Seed 1 Preferred Stock is $0.4125 per share, and the original issue price of the Series Seed 2 Preferred Stock is $0.9301. Dividends on Preferred Stock are in preference to and prior to any payment of any dividend on Common Stock. As of December 31, 2022, no dividends had been declared.

Redemption: No holders of capital stock have a redemption right.

Conversion: Each holder of Preferred Stock have the right to convert shares of Preferred Stock into shares of Common Stock at a rate of 1 to 1 (subject to adjustment) at the discretion of the holder. Further, shares of Preferred Stock shall automatically convert into shares of Common stock in the event of a public offering or upon the vote of (i) the holders of two-thirds of the shares of Series Seed 1 Preferred Stock and (ii) holders of two-thirds of the shares of Series Seed 2 Preferred Stock.

Liquidation Preference: In the event of any liquidation, dissolution, or winding up of the Company, the holders of Preferred Stock are entitled to receive, prior to and in preference to, any distribution to the holders of Common Stock, an amount per share equal to the greater of (a) one times the applicable original issue price plus unpaid accrued dividends, or (ii) the amount per share that would have been payable had all shares of Preferred Stock been converted into Common Stock immediately prior to such liquidation, dissolution, or winding up of the Company.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2022 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through April 7, 2023, the date these financial statements were available to be issued.

The Company enacted a 40% Reduction in Force (RIF) in January 2023 due to weak sales results in Q4 2022.

The Company raised additional capital via loans totaling approximately $500,000. The loans accrue interest at 8% and are due in 2024.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses and negative cashflows from operations and may continue to generate losses. During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue-producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions. The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

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INVEST IN INERGY TODAY!

Power For Life

Inergy is a clean technology company developing innovative solar-powered products to harness and store renewable energy for everyday use by everyday people, with over $14 ...

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Reserve Now

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

...This unit is one of a kind.
INERGY
PROVIDING THE WORLD WITH AFFORDABLE RENEWABLE POWER

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REASONS TO INVEST



- Our Flex Modular Solar Generator expands battery capacity, making small-scale mobile solar power a reality for the 750 million people that currently live off the grid.
- We exist at the intersection of Energy Storage Systems and Portable Power Stations, two multi-billion dollar industries. We
- We believe our patented technology has a bright future, with contracts and awards from the U.S. Department of Energy and the Department of Defense.





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THE PITCH

Bringing Affordable Energy to Global Communities



INERGY
LIGHTWEIGHT
RENEWABLE
AFFORDABLE
SOLAR POWER
THE NUMBERS
$14 MILLION
2021-2022 sales
30,000+
Customers worldwide
3 PATENTS
Issued & non-provisional
7 FUNDING/GRANTS
DOE, DOD, INL, IGEM, NREL

Inergy has created the future of lightweight, renewable, affordable solar power using modular battery technology. Nearly anyone can pick up our portable solar generators and carry it to where power is needed, making them one of the most versatile power generators on the planet. With $14 million in revenue earned in the past two years, patented technology, multiple awards won, and contracts with the U.S. Department of Defense and the Department of Energy, we are ready to expand access to plug-and-play solar power.

THE PROBLEM & OUR SOLUTION

Modular Solar Power for A Broad Range of Applications

The United States electrical grid that serves 145+ million customers is outdated and failing (Source). Communities are experiences more severe weather events that cause power outages. Furthermore, there are over 750+ million people worldwide who live without access to the grid (Source). Traditional power solutions are limited: grid expansion is too expensive, diesel generators are loud and pollute, and residential solar systems are permanently fixed on your roof and often do not supply energy to your home when the grid is down.

Inergy offers a simple plug-and-play solution for greater energy resilience to existing electricity grid users and instant access to renewable energy for global communities without power.



OUR PRODUCTS HARNESS & STORE

RENEWABLE ENERGY FOR EVERYDAY USE BY EVERYDAY PEOPLE

MAJOR DIFFERENTIATOR

We are one of the only modular portable power stations in the market that will allow you to **adapt your power station to meet your specific needs.**

Our modular designs allows our systems to expand battery capacity, boost AC charge times, increase solar charge input, integrate uninterrupted power supply technology, connect to your home, plug into your camp trailer, and much more.

We use a combination of D2C sales through online platforms and affiliate promoters and influencers, and B2B sales through local and regional solar installers, earning gross margins ranging from 30% to 55%.

Inergy has more 5-star Google reviews than any other power station on the market today.

INERGY HAS MORE 5-STAR GOOGLE REVIEWS
★★★★★ THAN ANY OTHER POWER STATION ON THE MARKET TODAY ★★★★★



The best purchase I've made all year! This Flex is so versatile and so portable, that it goes with me everywhere. It gives me the freedom to extend my camping stays and prolong my hiking trips. With any type of power on tap, I was able to charge all my electronics, keep my lights on, and even power my induction stove! With a full 1500watts of usable power, sky's the limit!
With scalable capabilities that no other portable backup has ever brought to the table, this unit is one of a kind.

BIJU B. I CUSTOMER



Inergy's Flex 1500 is impressive in terms of design, power-to-weight, and ease of use. I like it both as backup power in a blackout, and as an off-grid camping power supply. It makes me feel empowered when conventional power supplies are unavailable.

JEFF W. I CUSTOMER



The Inergy Flex is a high quality piece of equipment that is reliable, user friendly, mobile and expandable! Not sure what else I need in a solar generator, but it brings peace of mind to me and my family knowing we have power on the go whether it's for recreation or emergency needs.

BOBBY F. I CUSTOMER



I LOVE my FLEX 1500 system and batteries...It has operated flawlessly and exceeded expectations. Use has been simple from charging, solar, 12v, and 110. I am also excited about the ease of expandability and have already ordered a third battery

case of expandability and have already ordered a third battery to manage increasing need.

BRIAN R. | CUSTOMER

**The above testimonials may not be representative of the opinions or of the experiences of other customers and is not a guarantee of future performance or success.*

THE MARKET & OUR TRACTION

Strong Partnerships and Growing Revenue

We straddle two significant growing markets: the Energy Storage Systems (ESS) market, which is projected to reach $14.8 billion by 2025, and the Portable Power Station (PPS) market, estimated to exceed $7.9 billion by 2025 (Source | Source | Source).


TARGET MARKETS
PORTABLE POWER STATIONS
ENERGY STORAGE SYSTEMS
$12B
$6B
$0B
$3.9B
$4B GROWTH
$7.9B
$4.5B
$7.5B GROWTH
$12B
2020
2025
2019
2025

We have validated product market fit in the U.S., earning over $14 million in revenue in 2021 and 2022. Our technology is protected by one approved and two pending patents. We have been awarded support and funding from the U.S. Department of Energy and Department of Defense to commercialize microgrid technology and develop a military-grade rugged and weather-resistant portable power solution. With a former refugee as our CEO, we partner with large non-profits to offer power to communities living off-grid including Puerto Rico, Haiti, Kenya, and Suriname.


INERGY
IS HIGHLY AWARDED

- **Won the 2022 x Tech Small Business Innovation Research (SBIR) Clean Tech competition** to develop technology for the US Army
- **Finalist for the 2022 Natural Disaster Innovation Awards** at the California Natural Disaster Expo
- **Winner at 2019 NREL Industry Growth Forum**
- **Finalist at 2019 Idaho Innovation Awards** for Consumer Product of the Year
- **Winner of the 2017 National Energy Generation Category** & Winner for Rocky Mountain Region
- **1st Place at 2016 Google Startup Grind Pitch Event**
- Received 2016 Idaho Department of Commerce **Research Grant**

WHY INVEST

Ending Global Energy Poverty


INERGY



LET'S END ENERGY
POVERTY TOGETHER

Our mission is to provide the world with affordable renewable power with clean tech consumer products. With our innovative, award-winning products and services, we aim to reduce dependence on fossil fuels and lower carbon footprint. As we gain recognition and support from industry experts and professional investors, we are excited to continue to grow and make a positive impact on the industry. Inergy and StartEngine is offering everyday investors and opportunity to directly invest in Inergy's growth and mission. Don't miss the chance to become a part of the clean energy revolution and join us in our journey toward a greener future.

ABOUT

HEADQUARTERS
620 Pheasant Ridge Dr
Chubbuck, ID 83202

WEBSITE
View Site 🗗

Inergy is a clean technology company developing innovative solar-powered products to harness and store renewable energy for everyday use by everyday people, with over $14 million in revenue over the past two years.

TEAM



Sean Chanpaseut Luangrath
CEO

A recognized international leader, Sean Luangrath has worked at Fortune 100 companies, on multiple continents, and for both early and late-stage startups. He previously was an executive in the China Retail Operations group for Apple and worked extensively in Apple's global iPhone Sales organization in Silicon Valley. Sean has a BS in International Finance from Brigham Young University an MBA from the UC Berkeley and Columbia University.



Zane Hardin
Vice President of Marketing

Zane Hardin joined the Inergy sales team as an account manager and was promoted to be the Digital Marketing Manager. As the Marketing Manager, Zane launched Inergy's influencer marketing program where he established and managed 52 individual partnerships resulting in $2.2M of revenue tied directly to the program. Zane is passionate about building a marketing team that will fuel Inergy's growth while bringing portable power to people around the world.



Zachary Dennis Blume
Chief Technology Officer

As CTO, he leads the charge on the technology front, everywhere from engineering to IT systems and data management. Zac has extensive experience everywhere from designing EV/HEV lithium batteries and control systems to whole-home off-grid solar, wind, and generator micro-grid systems. Proficient in Altium Designer, SOLIDWORKS, and several programming languages, Zac is at the forefront of all engineering efforts.



David Robert Erickson
Chief Operating Officer

David Erickson is an international business and non-profit executive as well as a successful solar and battery entrepreneur. He has started multiple energy businesses in Africa and the U.S., the most recent, Kailo Energy, being acquired in 2018. For over 15 years David has also provided advisory and consulting services to businesses and non-profits around the globe working on energy, health, and business growth projects.





Brad Barrott
Founder and Board Member

Brad Barrott is a highly accomplished entrepreneur, investor, and business leader. With a strong work ethic cultivated during his upbringing in a small town in Idaho, Brad's entrepreneurial journey began in high school, and he continued launching and managing successful ventures throughout his college years. As the founder and Chairman



Curtis Steinfeldt
Fractional CFO/Financial Controller

Curtis is an experienced financial professional currently serving as the Financial Controller at Inergy. Since joining the company in August 2020, Curtis has led and managed the internal and external financial teams, ensuring optimal financial performance and alignment with Inergy's strategic objectives. With a strong focus on financial operations and reporting, Curtis plays a crucial of multiple companies, Brad has made significant contributions to the fields of solar energy, fiber optics, and internet services.

One of Brad's notable achievements is Big Dog Solar, a thriving full-service residential and commercial solar and battery backup company. With offices in Colorado and Idaho, Big Dog has experienced remarkable year-over-year growth, installing solar projects in numerous states and projecting revenues surpassing $30 million in 2020. Brad's vision for making a positive impact is also evident in Inergy Solar, an industry leader in portable solar and battery products. Inergy's award-winning products have gained a passionate user base across North America, Puerto Rico, and even Nepal.

Beyond his accomplishments in the energy sector, Brad has spearheaded Tru Fiber, a state-of-the-art fiber internet company that revolutionizes data transmission and internet speeds in Idaho. He has also achieved recognition with Big Dog TV & Internet, offering top-notch bulk, commercial, and residential internet and TV services. Brad's success is a testament to his unwavering commitment to excellence.

role in driving the company's growth and success.

Prior to joining Inergy, Curtis held diverse roles that showcased his versatility and entrepreneurial spirit. As the owner of Kanga Pack, an E-commerce business, he managed all aspects of the company, including order fulfillment, marketing, and influencer relations. Curtis's entrepreneurial experience, combined with his role as President at Alliance Ventures, where he directed a multimillion-dollar venture capital investment in Wendover, demonstrates his ability to drive business growth and execute successful strategies. His collaborative approach with government entities, healthcare organizations, and community leaders furthered the development of Wendover and showcased his commitment to making a positive impact.

With a track record of delivering results, Curtis's financial expertise, leadership skills, and entrepreneurial mindset continue to contribute to Inergy's financial performance and overall success. Curtis works with the Company approximately 20 hours per week.



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REWARDS

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$249

EARN 10% BONUS SHARES
Earn 10% bonus shares in this investment and all eligible investments for an entire year. If you are not already an Owners bonus holder, you can join now, for $275, billed annually.

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$500

TIER 1
Invest $500 - Receive $200 off a Flex 1500 Power Station or a Flex Tactical Power Station

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Invest $1,000 - Receive $300 off a Flex 1500 Power Station or a Flex Tactical Power Station

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Invest $2,000 - Receive $400 off a Flex 1500 Power Station or a Flex Tactical Power Station

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$5,000

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Invest $5,000 - Choose between a free Flex 1500 Gold Kit or Flex Tactical Gold Kit. Get 20% off Inergy products for 1-Year (for personal use only).

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$10,000

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Invest $10,000 - Choose between a free Flex 1500 Gold Plus Kit or Flex Tactical Gold Plus Kit. Get 20% off Inergy products for 1-Year (for personal use only).

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

<u>Inergy StartEngine Launch Video Transcript</u>

When your power goes out for an extended period of time, or when you go off-grid for days at a time, it's so frustrating when your backup generator doesn't quite cut it. Your gas generator comes with all kinds of downsides, like fuel costs, maintenance, fuel stabilizer, constant noise and deadly fumes. That quote-unquote solar generator you bought is really great until you find out it doesn't have enough capacity and takes forever to charge. What if you could have easy-to-use, off-grid backup power that you can customize to your needs? And what if this backup power source could be more portable, lighter, and easier to use than any comparable alternative?

Sean Luangrath - CEO: The problem that energy is trying to solve can be boiled down to two basic problems. One is energy access for those that don't have access to electricity or renewable energy. And the other problem is for those that have access to electricity, it's energy resiliency, which is keeping energy or keeping power when you're connected to the grid.

Zac Blume - CTO: So the problem with the energy world today is I think that nobody has control over their power. The power goes out at your house and that's it. You're done. You hope that the power's gonna come back on before your fridge gets warm before your food goes bad before you need to use appliances or get ready for work. And what we wanna do is really give that power back to people. A lot of homes nowadays have solar on the roof, but very few of those homes actually have a battery backup, and very few of them can actually power the house when the grid goes down. And a lot of people don't realize this, but when the grid goes down, your solar goes down too.

Sean Luangrath - CEO: Having been in the market for over eight years now, we have over 30,000 customers. We know who our customers are. The number one category of customers is those who want to prepare for emergencies or emergency preparedness. And there's many, there's a wide spectrum of how you can prepare, you can prepare for, but when the grid goes down for two hours, okay, it's okay. What if it's out for two days or two weeks? What are you gonna do then?

We are experiencing more and more extreme weather conditions that knock out power. So I don't need to talk about that. That happens. It's not if it'll happen to you, it's when it'll happen to you. So we want to help people rest assured and, and feel comfort that when that does happen, they will be able to take care of themselves and their families and those that they love. From an investment perspective, Inergy is a great opportunity.

We actually wanted to intentionally work with equity crowdfunding rather than traditional venture capital and so forth. One of the reasons why is we wanna make it accessible to every investor. Not just accredited investors, but just everyday investors who want to, not only support us, but also participate in this renewable energy revolution.

Inergy is well positioned to take advantage of this wave. Energy, reliability, and access is a problem. We're seeing this more and more as grids go down, as natural disasters happen and takes away our power. This will happen, rather than fear from it, you can invest in Inergy and our technology that will help solve this problem and help people be prepared for this, these problems. And as we develop and, and provide this technology for the US and for the world, you'll be able to not only help Inergy do that, but also profit from this wave of technology that energy is introducing and making available to everybody in the world.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Owners Bonus members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF

DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT

COPY OF THE RESTATED CERTIFICATE OF "MISSION RISE, INC.", FILED

IN THIS OFFICE ON THE SIXTH DAY OF JUNE, A.D. 2023, AT 12:18

O`CLOCK P.M.



Jeffrey W. Bullock, Secretary of State

5822760 8100
SR# 20232677746

Authentication: 203498308
Date: 06-06-23

You may verify this certificate online at corp.delaware.gov/authver.shtml

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
MISSION RISE, INC.

(Pursuant to Sections 242 and 245 of the
General Corporation Law of the State of Delaware)

Mission Rise, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "**General Corporation Law**"),

DOES HEREBY CERTIFY:

1. That the name of this corporation is Mission Rise, Inc., and that this corporation was originally incorporated pursuant to the General Corporation Law on April 8, 2021.

2. That the Board of Directors duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended and restated in its entirety to read as follows:

FIRST: The name of this corporation is Mission Rise, Inc. (the "**Corporation**").

SECOND: The address of the registered office of the Corporation and the name and address of the registered agent for service of process of the Corporation in the State of Delaware is Cogency Global Inc., 850 New Burton Road, Suite 201, Dover, Kent County, Delaware 19904.

THIRD: The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

FOURTH: The total number of shares of all classes of stock which the Corporation shall have authority to issue is 47,575,000, consisting of (i) 31,000,000, shares of Common Stock, $0.0001 par value per share ("**Common Stock**"), (ii) 5,500,000 shares of Series CF Stock, $0.0001 par value per share ("**Series CF Stock**"), which shall be considered a non-voting class of Common Stock, and (iii) 11,075,000 shares of Preferred Stock, $0.0001 par value per share ("**Preferred Stock**")

The following is a statement of the designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation.

A. COMMON STOCK

1. <u>General</u>. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set forth herein.

State of Delaware
Secretary of State
Division of Corporations
Delivered 12:18 PM 06/06/2023
FILED 12:18 PM 06/06/2023
SR 20232677746 - File Number 5822760

2.   Voting. The holders of the Common Stock are entitled to one (1) vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). There shall be no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any other vote required by the terms of this Certificate of Incorporation) the affirmative vote of the holders of shares of capital stock of the Corporation representing two-thirds of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

B.   PREFERRED STOCK

The Preferred Stock may be issued from time to time in one or more series, each of such series to consist of such number of shares and to have such terms, rights, powers and preferences, and the qualifications and limitations with respect thereto, as stated or expressed herein. As of the effective date of this Certificate of Incorporation, 2,372,472 shares of the authorized and unissued Preferred Stock of the Corporation are hereby designated "**Series Seed 1 Preferred Stock**" and 8,702,528 shares of the authorized and unissued Preferred Stock of the Corporation are hereby designated "**Series Seed 2 Preferred Stock**," in each case with the following rights, preferences, powers, privileges and restrictions, qualifications and limitations. Unless otherwise indicated, references to "Sections" in this Part B of this Article Fourth refer to sections of Part B of this Article Fourth. References to "**Preferred Stock**" mean the Series Seed 1 Preferred Stock and the Series Seed 2 Preferred Stock (and does not include the Series CF Stock).

1.   Dividends. From and after the date of the issuance of any shares of Preferred Stock, dividends at the rate per annum of eight percent (8%) of the Original Issue Price (as defined below) of such share of Preferred Stock shall accrue on such shares of Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Preferred Stock) (the "**Accruing Dividends**"). Accruing Dividends shall accrue from day to day, whether or not declared, and shall be cumulative; provided, however, that except as set forth in the following sentence of this Section 1 or in Section 2.1, such Accruing Dividends shall be payable only when, as, and if declared by the board of directors of the Corporation (the "**Board**") shall be under no obligation to pay such Accruing Dividends. The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in this Certificate of Incorporation) the holders of the Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Preferred Stock in an amount at least equal to the greater of (i) the amount of the aggregate Accruing Dividends then accrued on such share of Preferred Stock and not previously paid and (ii) (A) in the case of a dividend on Common Stock or Series CF Stock or any class or series that is convertible into Common Stock, that dividend per share of Preferred Stock as would equal the product of (1) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock and (2) the number of shares of Common Stock issuable upon conversion of a share of Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or (B) in the case of a dividend on any class or series that is not convertible into Common Stock, at a rate per share of Preferred Stock determined by (1) dividing the amount of the dividend payable on

each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (2) multiplying such fraction by an amount equal to the applicable Original Issue Price (as defined below); provided that if the Corporation declares, pays or sets aside, on the same date, a dividend on shares of more than one (1) class or series of capital stock of the Corporation, the dividend payable to the holders of Preferred Stock pursuant to this Section 1 shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest Preferred Stock dividend. The "**Original Issue Price**" shall mean, (a) as to the Series Seed 1 Preferred Stock, $0.4125 per share, and (b) as to the Series Seed 2 Preferred Stock, $0.9301 per share, in each case subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the applicable Preferred Stock.

2. Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.

2.1 Preferential Payments to Holders of Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, and in the event of a Deemed Liquidation Event (as defined below), the holders of shares of Preferred Stock then outstanding shall be entitled to be paid out of the consideration payable to stockholders in such Deemed Liquidation Event or out of the Available Proceeds (as defined below), as applicable, before any payment shall be made to the holders of Common Stock or Series CF Stock by reason of their ownership thereof, an amount per share equal to the greater of (i) one (1) times the applicable Original Issue Price, plus any Accruing Dividends accrued but unpaid thereon, whether or not declared, together with any other dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of Preferred Stock been converted into Common Stock pursuant to Section 4 immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event (the amount payable pursuant to this sentence is hereinafter referred to as the "**Liquidation Amount**"). If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Preferred Stock the full amount to which they shall be entitled under this Section 2.1, the holders of shares of Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

2.2 Payments to Holders of Common Stock and Series CF Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after the payment in full of all Liquidation Amounts required to be paid to the holders of shares of Preferred Stock, the remaining assets of the Corporation available for distribution to its stockholders or, in the case of a Deemed Liquidation Event, the consideration not payable to the holders of shares of Preferred Stock pursuant to Section 2.1 or the remaining consideration received by the Corporation for such Deemed Liquidation Event (net of any retained liabilities associated with the assets sold or technology licensed, as determined in good faith by the Board), together with any other assets of the Corporation available for distribution to its stockholders, all to the extent permitted by

Delaware law governing distributions to stockholders (the "**Available Proceeds**"), as the case may be, shall be distributed among the holders of shares of Common Stock and the holders of shares of Series CF Stock, pro rata based on the total number of shares of Common Stock and Series CF Stock held by each such holder.

2.3   Deemed Liquidation Events.

2.3.1   Definition. Each of the following events shall be considered a "**Deemed Liquidation Event**" unless approved by (i) the holders of at least two-thirds of the outstanding shares of Series Seed 1 Preferred Stock and (ii) the holders of two-thirds of the outstanding shares of Series Seed 2 Preferred Stock, in each case voting separately on an as-converted to Common Stock basis (the "**Requisite Holders**") elect otherwise by written notice sent to the Corporation at least ten (10) days prior to the effective date of any such event:

(a)   a merger or consolidation in which

(i)   the Corporation is a constituent party or

(ii)   a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation,

except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the capital stock of (1) the surviving or resulting corporation; or (2) if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation; or

(b)   (1) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or (2) the sale or disposition (whether by merger, consolidation or otherwise, and whether in a single transaction or a series of related transactions) of one (1) or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation.

2.3.2   Effecting a Deemed Liquidation Event.

(a)   The Corporation shall not have the power to effect a Deemed Liquidation Event referred to in Section 2.3.1(a)(i) unless the agreement or plan of merger or consolidation for such transaction (the "**Merger Agreement**") provides that the consideration payable to the stockholders of the Corporation in such Deemed Liquidation Event shall be allocated to the holders of capital stock of the Corporation in accordance with Sections 2.1 and 2.2.

2.3.3 Amount Deemed Paid or Distributed. The amount deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer, exclusive license, other disposition or redemption shall be the cash or the value of the property, rights or securities to be paid or distributed to such holders pursuant to such Deemed Liquidation Event. The value of such property, rights or securities shall be determined in good faith by the Board.

2.3.4 Allocation of Escrow and Contingent Consideration. In the event of a Deemed Liquidation Event pursuant to Section 2.3.1(a)(i), if any portion of the consideration payable to the stockholders of the Corporation is payable only upon satisfaction of contingencies (the "**Additional Consideration**"), the Merger Agreement shall provide that (a) the portion of such consideration that is not Additional Consideration (such portion, the "**Initial Consideration**") shall be allocated among the holders of capital stock of the Corporation in accordance with Sections 2.1 and 2.2 as if the Initial Consideration were the only consideration payable in connection with such Deemed Liquidation Event; and (b) any Additional Consideration which becomes payable to the stockholders of the Corporation upon satisfaction of such contingencies shall be allocated among the holders of capital stock of the Corporation in accordance with Sections 2.1 and 2.2 after taking into account the previous payment of the Initial Consideration as part of the same transaction. For the purposes of this Section 2.3.4, consideration placed into escrow or retained as a holdback to be available for satisfaction of indemnification or similar obligations in connection with such Deemed Liquidation Event shall be deemed to be Additional Consideration.

3. Voting.

3.1 General. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of this Certificate of Incorporation, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class and on an as-converted to Common Stock basis.

3.2 Election of Directors. The holders of record of a majority of the then-outstanding shares of Series Seed 1 Preferred Stock, exclusively and as a separate class voting on an as-if-converted to Common Stock basis and only for so long as such holders continue to own beneficially at least 593,118 shares of Series Seed 1 Preferred Stock (including shares of Common Stock issued or issuable upon conversion of the Series Seed 1 Preferred Stock) (subject to appropriate adjustment for any stock splits, stock dividends, combinations, recapitalizations and the like), shall be entitled to elect one (1) director of the Corporation (the "*Series Seed 1 Director*"). The holders of record of a majority of the then-outstanding shares of Series Seed 2 Preferred Stock, exclusively and as a separate class voting on an as-if-converted to Common Stock basis and only for so long as such holders continue to own beneficially at least 860,123 shares of Series Seed 2 Preferred Stock (including shares of Common Stock issued or issuable upon conversion of the Series Seed 2 Preferred Stock) (subject to appropriate adjustment for any stock splits, stock dividends, combinations, recapitalizations and the like), shall be entitled to elect one (1) director of the Corporation (the "***Series Seed 2 Director***," and together with the Series Seed 1 Director, the "***Preferred Directors***"). The holders of record of the shares of Common Stock (other than those issued or issuable upon conversion of the shares of Preferred Stock), exclusively and as a separate class, shall be entitled to elect two (2) directors of the Corporation. Notwithstanding the foregoing, for administrative convenience, the initial directors may also be appointed by the incorporator of the Corporation in connection with the organization of the Corporation. Any director elected as provided in the preceding sentence may be removed without cause by, and only by, the affirmative vote of the holders of the shares of the class or series of capital stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders. If the holders of shares of Preferred Stock or Common Stock, as the case may be, fail to elect a sufficient number of directors to fill all directorships for which they are entitled to elect directors, voting exclusively and as a separate class, pursuant to the first sentence of this Section 3.2, then any directorship not so filled shall remain vacant until such time as the holders of the Preferred Stock or Common Stock, as the case may be, elect a person to fill such directorship by vote or written consent in lieu of a meeting; and no such directorship may be filled by stockholders of the Corporation other than by the stockholders of the Corporation that are entitled to elect a person to fill such directorship, voting exclusively and as a separate class. The holders of record of the shares of Common Stock and of any other class or series of voting stock (including the Preferred Stock), exclusively and voting together as a single class, shall be entitled to elect the balance of the total number of directors of the Corporation. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class or series entitled to elect such director shall constitute a quorum for the purpose of electing such director. Except as otherwise provided in this Section 3.2, a vacancy in any directorship filled by the holders of any class or classes or series shall be filled only by vote or written consent in lieu of a meeting of the holders of such class or classes or series or by any remaining director or directors elected by the holders of such class or classes or series pursuant to this Section 3.2.

        3.3   Preferred Stock Protective Provisions. At any time when at least 1,453,241 shares of Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Preferred Stock) are outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation, recapitalization, reclassification, or otherwise, do any of the following without (in addition to any other vote required by law or this Certificate of Incorporation) the written consent or affirmative vote of the Requisite Holders given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class, and any such act or transaction entered into without such consent or vote shall be null and void *ab initio*, and of no force or effect.

        3.3.1   liquidate, dissolve or wind-up the business and affairs of the Corporation, effect any merger or consolidation or any other Deemed Liquidation Event, or consent to any of the foregoing;

        3.3.2   amend, alter or repeal any provision of this Certificate of Incorporation or Bylaws of the Corporation in a manner that adversely affects the powers, preferences or rights of the Preferred Stock (or any series thereof);

3.3.3   (i) create or authorize the creation of, or issue any other security convertible into or exercisable for, any class or series of capital stock of the Corporation unless the same ranks junior to the Preferred Stock with respect to its rights, preferences and privileges, or (ii) increase the authorized number of shares of Preferred Stock or any additional class or series of capital stock of the Corporation unless the same ranks junior to the Preferred Stock with respect to its rights, preferences and privileges;

3.3.4   purchase or redeem (or permit any subsidiary to purchase or redeem) or pay or declare any dividend or make any distribution on, any shares of capital stock of the Corporation other than (i) redemptions of or dividends or distributions on the Preferred Stock as expressly authorized herein, (ii) dividends or other distributions payable on the Common Stock solely in the form of additional shares of Common Stock, (iii) repurchases of stock from former employees, officers, directors, consultants or other persons who performed services for the Corporation or any subsidiary in connection with the cessation of such employment or service at no greater than the original purchase price thereof, or (iv) as approved by the Board, including the approval of both Preferred Directors;

3.3.5   create, or hold capital stock in, any subsidiary that is not wholly owned (either directly or through one (1) or more other subsidiaries) by the Corporation (unless approved by the Board, including the approval of at least one Preferred Director), or permit any subsidiary to create, or authorize the creation of, or issue or obligate itself to issue, any shares of any class or series of capital stock, or sell, transfer or otherwise dispose of any capital stock of any direct or indirect subsidiary of the Corporation, or permit any direct or indirect subsidiary to sell, lease, transfer, exclusively license or otherwise dispose (in a single transaction or series of related transactions) of all or substantially all of the assets of such subsidiary; or

3.3.6   increase or decrease the authorized number of directors constituting the Board, change the number of votes entitled to be cast by any director or directors on any matter, or adopt any provision inconsistent with Article Sixth.

4.   Optional Conversion. The holders of the Preferred Stock shall have conversion rights as follows (the "**Conversion Rights**"):

4.1   Right to Convert.

4.1.1   Conversion Ratio. Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing the applicable Original Issue Price by the applicable Conversion Price (as defined below) in effect at the time of conversion. The "**Conversion Price**" applicable to the Preferred Stock shall initially be equal to the applicable Original Issue Price. Such initial applicable Conversion Price, and the rate at which shares of the applicable series of Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided below.

4.1.2   Termination of Conversion Rights. In the event of a liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights shall terminate at the close of business on the last full day preceding the date fixed for the payment of any such amounts distributable on such event to the holders of Preferred Stock; _provided_ that the foregoing termination of Conversion Rights shall not affect the amount(s) otherwise paid or payable in accordance with Section 2.1 to holders of Preferred Stock pursuant to such liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event.

4.2   Fractional Shares. No fractional shares of Common Stock shall be issued upon conversion of the Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the number of shares of Common Stock to be issued upon conversion of the Preferred Stock shall be rounded to the nearest whole share.

4.3   Mechanics of Conversion.

4.3.1   Notice of Conversion. In order for a holder of Preferred Stock to voluntarily convert shares of Preferred Stock into shares of Common Stock, such holder shall (a) provide written notice to the Corporation's transfer agent at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent) that such holder elects to convert all or any number of such holder's shares of Preferred Stock and, if applicable, any event on which such conversion is contingent and (b), if such holder's shares are certificated, surrender the certificate or certificates for such shares of Preferred Stock (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent). Such notice shall state such holder's name or the names of the nominees in which such holder wishes the shares of Common Stock to be issued. If required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or his, her or its attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of such notice and, if applicable, certificates (or lost certificate affidavit and agreement) shall be the time of conversion (the "**Conversion Time**"), and the shares of Common Stock issuable upon conversion of the specified shares shall be deemed to be outstanding of record as of such date. The Corporation shall, as soon as practicable after the Conversion Time (i) issue and deliver to such holder of Preferred Stock, or to his, her or its nominees, a certificate or certificates for the number of full shares of Common Stock issuable upon such conversion in accordance with the provisions hereof and a certificate for the number (if any) of the shares of Preferred Stock represented by the surrendered certificate that were not converted into Common Stock, and (ii) pay all declared but unpaid dividends on the shares of Preferred Stock converted.

4.3.2   Reservation of Shares. The Corporation shall at all times when the Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued capital stock, for the purpose of effecting the conversion of the Preferred Stock, such number of its duly authorized shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Preferred Stock, the Corporation shall take such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Certificate of Incorporation. Before taking any action which would cause an adjustment reducing the applicable Conversion Price below the then par value of the shares of Common Stock issuable upon conversion of the Preferred Stock, the Corporation will take any corporate action which may, in the opinion of its counsel, be necessary in order that the Corporation may validly and legally issue fully paid and non-assessable shares of Common Stock at such adjusted applicable Conversion Price.

4.3.3 <u>Effect of Conversion</u>. All shares of Preferred Stock which shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor and to receive payment of any dividends declared but unpaid thereon. Any shares of Preferred Stock so converted shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock accordingly.

4.3.4 <u>No Further Adjustment</u>. Upon any such conversion, no adjustment to the applicable Conversion Price shall be made for any declared but unpaid dividends on the Preferred Stock surrendered for conversion or on the Common Stock delivered upon conversion.

4.3.5 <u>Taxes</u>. The Corporation shall pay any and all issue and other similar taxes that may be payable in respect of any issuance or delivery of shares of Common Stock upon conversion of shares of Preferred Stock pursuant to this <u>Section 4</u>. The Corporation shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of shares of Common Stock in a name other than that in which the shares of Preferred Stock so converted were registered, and no such issuance or delivery shall be made unless and until the person or entity requesting such issuance has paid to the Corporation the amount of any such tax or has established, to the satisfaction of the Corporation, that such tax has been paid.

4.4 <u>Adjustments to Conversion Price for Diluting Issues</u>.

4.4.1 <u>Special Definitions</u>. For purposes of this Article Fourth, the following definitions shall apply:

(a) "**Additional Shares of Common Stock**" shall mean all shares of Common Stock issued (or, pursuant to <u>Section 4.4.3</u> below, deemed to be issued) by the Corporation after the Original Issue Date, other than (1) the following shares of Common Stock and (2) shares of Common Stock deemed issued pursuant to the following Options and Convertible Securities (clauses (1) and (2), collectively, "**Exempted Securities**"):

(i) as to any series of Preferred Stock, shares of Common Stock, Options or Convertible Securities issued as a dividend or distribution on such series of Preferred Stock;

(ii)   shares of Common Stock, Options or Convertible Securities issued by reason of a dividend, stock split, split-up or other distribution on shares of Common Stock that is covered by Section 4.5, 4.6, 4.7 or 4.8;

(iii)   shares of Common Stock or Options issued to employees or directors of, or consultants or advisors to, the Corporation or any of its subsidiaries pursuant to a plan, agreement or arrangement approved by the Board, including the approval of at least one (1) Preferred Director;

(iv)   shares of Common Stock or Convertible Securities actually issued upon the exercise of Options or shares of Common Stock actually issued upon the conversion or exchange of Convertible Securities, in each case provided such issuance is pursuant to the terms of such Option or Convertible Security;

(v)   shares of Common Stock or Convertible Securities issued to any acquired company or its equity holders, none of whom is an affiliate of the Company, in connection with any merger, consolidation, acquisition or other investment approved by the Board, including the approval of both Preferred Directors;

(vi)   shares Common Stock or Convertible Securities actually issued pursuant to a bona fide firm commitment underwritten public offering pursuant to a registration statement under the Securities Act of 1933;

(vii)   shares of Common Stock, Options or Convertible Securities issued to banks, equipment lessors or other financial institutions, or to real property lessors, pursuant to a debt financing, equipment leasing or real property leasing transaction approved by the Board, including the approval of at least one (1) Preferred Director, provided such transaction is entered into for primarily non-equity financing purposes;

(viii)   shares of Common Stock, Options or Convertible Securities issued or issuable in connection with any settlement of any action, suit, proceeding or litigation approved by the Board, including the approval of at least one (1) Preferred Director;

(ix) shares of Common Stock, Options or Convertible Securities issued or issuable in transactions of primarily a strategic and not financial nature to suppliers or third-party service providers in connection with the provision of goods or services pursuant to transactions consummated for non-equity financing purposes and approved by the Board, including the approval of at least one (1) Preferred Director; or

(x) the issuance of shares of Preferred Stock following the date of this Certificate of Incorporation pursuant to transactions approved by the Board.

(b) **"Convertible Securities"** shall mean any evidences of indebtedness, shares or other securities directly or indirectly convertible into or exchangeable for Common Stock, but excluding Options.

(c) **"Option"** shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities.

(d) **"Original Issue Date"** shall mean the date on which the first share of Preferred Stock was issued.

4.4.2 No Adjustment of Conversion Price. No adjustment in the applicable Conversion Price shall be made as the result of the issuance or deemed issuance of Additional Shares of Common Stock if the Corporation receives written notice from the Requisite Holders agreeing that no such adjustment shall be made as the result of the issuance or deemed issuance of such Additional Shares of Common Stock.

4.4.3 Deemed Issue of Additional Shares of Common Stock.

(a) If the Corporation at any time or from time to time after the Original Issue Date shall issue any Options or Convertible Securities (excluding Options or Convertible Securities which are themselves Exempted Securities) or shall fix a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible Securities, then the maximum number of shares of Common Stock (as set forth in the instrument relating thereto, assuming the satisfaction of any conditions to exercisability, convertibility or exchangeability but without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities, shall be deemed to be Additional Shares of Common Stock issued as of the time of such issue or, in case such a record date shall have been fixed, as of the close of business on such record date.

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(b)   If the terms of any Option or Convertible Security, the issuance of which resulted in an adjustment to the applicable Conversion Price pursuant to the terms of Section 4.4.4, are revised as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase or decrease in the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any such Option or Convertible Security or (2) any increase or decrease in the consideration payable to the Corporation upon such exercise, conversion and/or exchange, then, effective upon such increase or decrease becoming effective, the applicable Conversion Price computed upon the original issue of such Option or Convertible Security (or upon the occurrence of a record date with respect thereto) shall be readjusted to such Conversion Price as would have obtained had such revised terms been in effect upon the original date of issuance of such Option or Convertible Security. Notwithstanding the foregoing, no readjustment pursuant to this clause (b) shall have the effect of increasing the applicable Conversion Price to an amount which exceeds the lower of (i) the applicable Conversion Price in effect immediately prior to the original adjustment made as a result of the issuance of such Option or Convertible Security, or (ii) the applicable Conversion Price that would have resulted from any issuances of Additional Shares of Common Stock (other than deemed issuances of Additional Shares of Common Stock as a result of the issuance of such Option or Convertible Security) between the original adjustment date and such readjustment date.

(c)   If the terms of any Option or Convertible Security (excluding Options or Convertible Securities which are themselves Exempted Securities), the issuance of which did not result in an adjustment to the applicable Conversion Price pursuant to the terms of Section 4.4.4 (either because the consideration per share (determined pursuant to Section 4.4.5) of the Additional Shares of Common Stock subject thereto was equal to or greater than the applicable Conversion Price then in effect, or because such Option or Convertible Security was issued before the Original Issue Date), are revised after the Original Issue Date as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase or decrease in the number of shares of Common Stock issuable upon the exercise, conversion or exchange of any such Option or Convertible Security or (2) any increase or decrease in the consideration payable to the Corporation upon such exercise, conversion or exchange, then such Option or Convertible Security, as so amended or adjusted, and the Additional Shares of Common Stock subject thereto (determined in the manner provided in Section 4.4.3(a) shall be deemed to have been issued effective upon such increase or decrease becoming effective.

(d)   Upon the expiration or termination of any unexercised Option or unconverted or unexchanged Convertible Security (or portion thereof) which resulted (either upon its original issuance or upon a revision of its terms) in an adjustment to the applicable Conversion Price pursuant to the terms of Section 4.4.4, the applicable Conversion Price shall be readjusted to such Conversion Price as would have obtained had such Option or Convertible Security (or portion thereof) never been issued.

(e)   If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration

12

payable to the Corporation upon such exercise, conversion and/or exchange, is calculable at the time such Option or Convertible Security is issued or amended but is subject to adjustment based upon subsequent events, any adjustment to the applicable Conversion Price provided for in this Section 4.4.3 shall be effected at the time of such issuance or amendment based on such number of shares or amount of consideration without regard to any provisions for subsequent adjustments (and any subsequent adjustments shall be treated as provided in clauses (b) and (c) of this Section 4.4.3). If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, cannot be calculated at all at the time such Option or Convertible Security is issued or amended, any adjustment to the applicable Conversion Price that would result under the terms of this Section 4.4.3 at the time of such issuance or amendment shall instead be effected at the time such number of shares and/or amount of consideration is first calculable (even if subject to subsequent adjustments), assuming for purposes of calculating such adjustment to the applicable Conversion Price that such issuance or amendment took place at the time such calculation can first be made.

4.4.4   Adjustment of Conversion Price Upon Issuance of Additional Shares of Common Stock. In the event the Corporation shall at any time after the Original Issue Date issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Section 4.4.3), without consideration or for a consideration per share less than the applicable Conversion Price in effect immediately prior to such issuance or deemed issuance, then the applicable Conversion Price shall be reduced, concurrently with such issue, to a price (calculated to the nearest one-hundredth of a cent) determined in accordance with the following formula:

$$CP_2 = CP_1 * (A + B) \div (A + C).$$

For purposes of the foregoing formula, the following definitions shall apply:

(a)   "CP_2" shall mean the applicable Conversion Price in effect immediately after such issuance or deemed issuance of Additional Shares of Common Stock

(b)   "CP_1" shall mean the applicable Conversion Price in effect immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock;

(c)   "A" shall mean the number of shares of Common Stock outstanding immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock (treating for this purpose as outstanding all shares of Common Stock issuable upon exercise of Options outstanding immediately prior to such issuance or deemed issuance or upon conversion or exchange of Convertible Securities (including the Preferred Stock) outstanding (assuming exercise of any outstanding Options therefor) immediately prior to such issue);

(d)   "B" shall mean the number of shares of Common Stock that would have been issued if such Additional Shares of Common Stock had been issued or deemed issued at a price per share equal to CP_1 (determined by dividing the aggregate consideration received by the Corporation in respect of such issue by CP_1); and

13

(e)   "**C**" shall mean the number of such Additional Shares of Common Stock issued in such transaction.

4.4.5   <u>Determination of Consideration</u>. For purposes of this <u>Section 4.4</u>, the consideration received by the Corporation for the issuance or deemed issuance of any Additional Shares of Common Stock shall be computed as follows:

(a)   <u>Cash and Property</u>. Such consideration shall:

(i)   insofar as it consists of cash, be computed at the aggregate amount of cash received by the Corporation, excluding amounts paid or payable for accrued interest;

(ii)   insofar as it consists of property other than cash, be computed at the fair market value thereof at the time of such issue, as determined in good faith by the Board; and

(iii)   in the event Additional Shares of Common Stock are issued together with other shares or securities or other assets of the Corporation for consideration which covers both, be the proportion of such consideration so received, computed as provided in <u>clauses (i)</u> and <u>(ii)</u> above, as determined in good faith by the Board.

(b)   <u>Options and Convertible Securities</u>. The consideration per share received by the Corporation for Additional Shares of Common Stock deemed to have been issued pursuant to <u>Section 4.4.3</u>, relating to Options and Convertible Securities, shall be determined by dividing:

(i)   The total amount, if any, received or receivable by the Corporation as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Corporation upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities, by

(ii)   the maximum number of shares of Common Stock (as set forth in the instruments relating thereto,

14

without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities.

4.4.6   Multiple Closing Dates. In the event the Corporation shall issue on more than one date Additional Shares of Common Stock that are a part of one transaction or a series of related transactions and that would result in an adjustment to the applicable Conversion Price of one or more series of the Preferred Stock pursuant to the terms of Section 4.4.4, and such issuance dates occur within a period of no more than thirty (30) days from the first such issuance to the final such issuance, then, upon the final such issuance, such Conversion Price shall be readjusted to give effect to all such issuances as if they occurred on the date of the first such issuance (and without giving effect to any additional adjustments as a result of any such subsequent issuances within such period).

4.5   Adjustment for Stock Splits and Combinations. If the Corporation shall at any time or from time to time after the Original Issue Date effect a subdivision of the outstanding Common Stock, the applicable Conversion Price in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding. If the Corporation shall at any time or from time to time after the Original Issue Date combine the outstanding shares of Common Stock, the applicable Conversion Price in effect immediately before the combination shall be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this Section shall become effective at the close of business on the date the subdivision or combination becomes effective.

4.6   Adjustment for Certain Dividends and Distributions. In the event the Corporation at any time or from time to time after the Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event each Conversion Price in effect immediately before such event shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying each such Conversion Price then in effect by a fraction:

(1)   the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

(2)   the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close

of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing, (a) if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, each Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter each such Conversion Price shall be adjusted pursuant to this Section as of the time of actual payment of such dividends or distributions; and (b) that no such adjustment shall be made if the holders of such series of Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock as they would have received if all outstanding shares of such series of Preferred Stock had been converted into Common Stock on the date of such event.

4.7   Adjustments for Other Dividends and Distributions.   In the event the Corporation at any time or from time to time after the Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock) or in other property and the provisions of Section 1 do not apply to such dividend or distribution, then and in each such event the holders of such series of Preferred Stock shall receive, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution of such securities or other property in an amount equal to the amount of such securities or other property as they would have received if all outstanding shares of such series of Preferred Stock had been converted into Common Stock on the date of such event.

4.8   Adjustment for Merger or Reorganization, etc. Subject to the provisions of Section 2.3, if there shall occur any reorganization, recapitalization, reclassification, consolidation or merger involving the Corporation in which the Common Stock (but not the Preferred Stock) is converted into or exchanged for securities, cash or other property (other than a transaction covered by Sections 4.4, 4.6 or 4.7), then, following any such reorganization, recapitalization, reclassification, consolidation or merger, each share of Preferred Stock shall thereafter be convertible in lieu of the Common Stock into which it was convertible prior to such event into the kind and amount of securities, cash or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one (1) share of such series of Preferred Stock immediately prior to such reorganization, recapitalization, reclassification, consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board) shall be made in the application of the provisions in this Section 4 with respect to the rights and interests thereafter of the holders of the Preferred Stock, to the end that the provisions set forth in this Section 4 (including provisions with respect to changes in and other adjustments of the applicable Conversion Price) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of the Preferred Stock. For the avoidance of doubt, nothing in this Section 4.8 shall be construed as preventing the holders of the Preferred Stock from seeking any appraisal rights to which they are otherwise entitled under the General Corporation Law in connection with a merger triggering an adjustment hereunder, nor shall this Section 4.8 be deemed conclusive evidence of the fair value of the shares of the Preferred Stock in any such appraisal proceeding.

4.9   Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the applicable Conversion Price pursuant to this Section 4, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than ten (10) days thereafter, compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of an affected series of Preferred Stock a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which such series of the Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of Preferred Stock (but in any event not later than ten (10) days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (i) the applicable Conversion Price then in effect, and (ii) the number of shares of Common Stock and the amount, if any, of other securities, cash or property which then would be received upon the conversion of such series of Preferred Stock.

4.10   Notice of Record Date. In the event:

(a)   the Corporation shall take a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

(b)   of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or

(c)   of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation,

then, and in each such case, the Corporation will send or cause to be sent to the holders of the Preferred Stock a notice specifying, as the case may be, (i) the record date for such dividend, distribution or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Preferred Stock) shall be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Preferred Stock and the Common Stock. Such notice shall be sent at least ten (10) days prior to the record date or effective date for the event specified in such notice.

5.   Mandatory Conversion.

5.1   Trigger Events. Upon either (a) the closing of the sale of shares of Common Stock to the public at a price of at least $2.7903 per share (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Common Stock), in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in at least

$50,000,000.00 of gross proceeds to the Corporation and in connection with such offering the Common Stock is listed for trading on the Nasdaq Stock Market's National Market, the New York Stock Exchange or another exchange or marketplace approved the Board, including the approval of at least one (1) Preferred Director or (b) the date and time, or the occurrence of an event, specified by affirmative vote at a meeting or written consent of the Requisite Holders (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent is referred to herein as the "**Mandatory Conversion Time**"), then (i) all outstanding shares of Preferred Stock shall automatically be converted into shares of Common Stock, at the then effective conversion rate as calculated pursuant to Section 4.1.1, and such shares may not be reissued by the Corporation, and (ii) each outstanding share of Series CF Stock shall automatically be converted into one share of Common Stock, and such shares may not be reissued by the Corporation.

5.2   Procedural Requirements. All holders of record of shares of Preferred Stock and all holders of record of Series CF Stock shall be sent written notice of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Preferred Stock and Series CF Stock pursuant to this Section 5. Such notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of such notice, each holder of shares of Preferred Stock in certificated form and each holder of shares of Series CF Stock in certificated form shall surrender his, her or its certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice. If so required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or by his, her or its attorney duly authorized in writing. All rights with respect to the Preferred Stock converted pursuant to Section 5.1 and all rights with respect to the Series CF Stock converted pursuant to Section 5.1, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender any certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of any certificate or certificates of such holders (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Section 5.2. As soon as practicable after the Mandatory Conversion Time and, if applicable, the surrender of any certificate or certificates (or lost certificate affidavit and agreement) for Preferred Stock or Series CF Stock, the Corporation shall (a) issue and deliver to such holder, or to his, her or its nominees, a certificate or certificates for the number of full shares of Common Stock issuable on such conversion in accordance with the provisions hereof and (b) pay any declared but unpaid dividends on the shares of Preferred Stock converted. Such converted Preferred Stock and Series CF Stock shall be retired and cancelled and may not be reissued as shares of either such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock and shares of Series CF Stock accordingly.

6.   Redeemed or Otherwise Acquired Shares. Any shares of Preferred Stock that are redeemed, converted or otherwise acquired by the Corporation or any of its subsidiaries shall be

automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following redemption, conversion or acquisition.

7.   Waiver.   Other than with respect to adjustments to Conversion Prices under Section 4, (a) any of the rights, powers, preferences and other terms of the Preferred Stock set forth herein may be waived on behalf of all holders of Preferred Stock by the affirmative written approval, consent or vote of the Requisite Holders and (b) at any time more than one (1) series of Preferred Stock is issued and outstanding, any of the rights, powers, preferences and other terms of any series of Preferred Stock set forth herein may be waived on behalf of all holders of such series of Preferred Stock by the affirmative written approval, consent or vote of the holders of at least two-thirds of the shares of such series of Preferred Stock then outstanding.

8.   Notices.   Any notice required or permitted by the provisions of this Article Fourth to be given to a holder of shares of Preferred Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the General Corporation Law, and shall be deemed sent upon such mailing or electronic transmission.

C.   SERIES CF STOCK

1.   General.   Series CF Stock shall be considered a class of Common Stock. The voting, dividend, and liquidation rights of the holders of the Series CF Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set forth herein.

2.   Voting. The holders of the Series CF Stock are not entitled to vote on any matter except as required by law. The number of authorized shares of Series CF Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any other vote required by the terms of this Certificate of Incorporation) the affirmative vote of the holders of shares of capital stock of the Corporation representing two-thirds of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

FIFTH: Subject to any additional vote required by this Certificate of Incorporation or the Bylaws, in furtherance and not in limitation of the powers conferred by statute, the Board is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

SIXTH: Subject to any additional vote required by this Certificate of Incorporation, the number of directors of the Corporation shall be determined in the manner set forth in the Bylaws of the Corporation. Each director shall be entitled to one (1) vote on each matter presented to the Board; provided, however, that, so long as the holders of Preferred Stock are entitled to elect a Preferred Director, the affirmative vote the both Preferred Directors shall be required for the authorization by the Board of any of the matters set forth in Section 5.5 of the Investors' Rights Agreement, dated April 16, 2021, by and among the Corporation and the other parties thereto, as such agreement may be amended from time to time.

SEVENTH: Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

EIGHTH: Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board or in the Bylaws of the Corporation.

NINTH: To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article Ninth to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended.

Any repeal or modification of the foregoing provisions of this Article Ninth by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

TENTH: To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which General Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law.

Any amendment, repeal or modification of the foregoing provisions of this Article Tenth shall not (a) adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification or (b) increase the liability of any director of the Corporation with respect to any acts or omissions of such director, officer or agent occurring prior to, such amendment, repeal or modification.

ELEVENTH: The Corporation renounces, to the fullest extent permitted by law, any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, any Excluded Opportunity. An "**Excluded Opportunity**" is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Preferred Stock or any partner, member, director, stockholder, employee, affiliate or agent of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (collectively, the persons referred to in clauses (i) and (ii) are "**Covered Persons**"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation while such Covered Person is performing services in such capacity. Any repeal or modification of this Article Eleventh will only be prospective and will not affect the rights under this Article Eleventh in effect at the time of the occurrence of any actions or omissions to act giving rise to liability. Notwithstanding anything to the contrary contained elsewhere in this Certificate of Incorporation, the affirmative vote of the Requisite Holders, will be required to amend or repeal, or to adopt any provisions inconsistent with this Article Eleventh.

TWELFTH: Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim against the Corporation, its directors, officers or employees arising pursuant to any provision of the Delaware General Corporation Law or the Corporation's certificate of incorporation or bylaws or (iv) any action asserting a claim against the Corporation, its directors, officers or employees governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten (10) days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction. If any provision or provisions of this Article Twelfth shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article Twelfth (including, without limitation, each portion of any sentence of this Article Twelfth containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

THIRTEENTH: The name of the incorporator is Sean Luangrath. The address of the incorporator is 620 Pheasant Ridge Drive, Chubbuck, Idaho 83202.

[Signature Page Follows]

IN WITNESS WHEREOF, this Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on June 5, 2023.

By:  _____

Sean Luangrath, Chief Executive Officer

EXHIBIT G TO FORM C

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INERGY IS CONSIDERING UNDERTAKING AN OFFERING OF SECURITIES UNDER REGULATION CF. NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT FILED BY THE COMPANY WITH THE SEC HAS BEEN QUALIFIED BY THE SEC. ANY SUCH OFFER MAY BE WITHDRAWN OR REVOKED, WITHOUT OBLIGATION OR COMMITMENT OF ANY KIND, AT ANY TIME BEFORE NOTICE OF ACCEPTANCE GIVEN AFTER THE DATE OF QUALIFICATION. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

THIS WEBPAGE MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

ABOUT

HEADQUARTERS
620 Pheasant Ridge Dr
Chubbuck, ID 83202

WEBSITE
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Inergy is a clean technology company developing innovative solar-powered products to harness and store renewable energy for everyday use by everyday people, with over $14 million in revenue over the past two years.

TEAM



Sean Chanpaseut Luangrath
CEO

A recognized international leader, Sean Luangrath has worked at Fortune 100 companies, on multiple continents, and for both early and late-stage startups. He previously was an executive in the China Retail Operations group for Apple and worked extensively in Apple's global iPhone Sales organization in Silicon Valley.

Sean has a BS in International Finance from Brigham Young University an MBA from the UC Berkeley and Columbia University.





Zane Hardin
Vice President of Marketing

Zane Hardin joined the Inergy sales team as an account manager and was promoted to be the Digital Marketing Manager. As the Marketing Manager, Zane launched Inergy's influencer marketing program where he established and managed 52 individual partnerships resulting in $2.2M of revenue tied directly to the program. Zane is passionate about building a marketing team that will fuel Inergy's growth while bringing portable power to people around the world.





Zachary Dennis Blume
Chief Technology Officer

As CTO, he leads the charge on the technology front, everywhere from engineering to IT systems and data management. Zac has extensive experience everywhere from designing EV/HEV lithium batteries and control systems to whole-home off-grid solar, wind, and generator micro-grid systems. Proficient in Altium Designer, SOLIDWORKS, and several programming languages, Zac is at the forefront of all engineering efforts.





David Robert Erickson
Chief Operating Officer

David Erickson is an international business and non-profit executive as well as a successful solar and battery entrepreneur. He has started multiple energy businesses in Africa and the U.S., the most recent, Kailo Energy, being acquired in 2018. For over 15 years David has also provided advisory and consulting services to businesses and non-profits around the globe working on energy, health, and business growth projects.





Brad Barrott
Founder and Board Member

Brad Barrott is a highly accomplished entrepreneur, investor, and business leader. With a strong work ethic cultivated during his upbringing in a small town in Idaho, Brad's entrepreneurial journey began in high school, and he continued launching and managing successful ventures throughout his college years. As the founder and Chairman of multiple companies, Brad has made significant contributions to the fields of solar energy, fiber optics, and internet services.

One of Brad's notable achievements is Big Dog Solar, a thriving full-service residential and commercial solar and battery backup company. With offices in Colorado and Idaho, Big Dog has experienced remarkable year-over-year growth, installing solar projects in numerous states and projecting revenues surpassing $30 million in 2020. Brad's vision for making a positive impact is also evident in Inergy Solar, an industry leader in portable solar and battery products. Inergy's award-winning products have gained a passionate user base across North America, Puerto Rico, and even Nepal.

Beyond his accomplishments in the energy sector, Brad has spearheaded Tru Fiber, a state-of-the-art fiber internet company that revolutionizes data transmission and internet speeds in Idaho. He has also achieved recognition with Big Dog TV & Internet, offering top-notch bulk, commercial, and residential internet and TV services. Brad's success is a testament to his unwavering commitment to excellence.



Curtis Steinfeldt
Fractional CFO/Financial Controller

Curtis is an experienced financial professional currently serving as the Financial Controller at Inergy. Since joining the company in August 2020, Curtis has led and managed the internal and external financial teams, ensuring optimal financial performance and alignment with Inergy's strategic objectives. With a strong focus on financial operations and reporting, Curtis plays a crucial role in driving the company's growth and success.

Prior to joining Inergy, Curtis held diverse roles that showcased his versatility and entrepreneurial spirit. As the owner of Kanga Pack, an E-commerce business, he managed all aspects of the company, including order fulfillment, marketing, and influencer relations. Curtis's entrepreneurial experience, combined with his role as President at Alliance Ventures, where he directed a multimillion-dollar venture capital investment in Wendover, demonstrates his ability to drive business growth and execute successful strategies. His collaborative approach with government entities, healthcare organizations, and community leaders furthered the development of Wendover and showcased his commitment to making a positive impact.

With a track record of delivering results, Curtis's financial expertise, leadership skills, and entrepreneurial mindset continue to contribute to Inergy's financial performance and overall success. Curtis works with the Company approximately 20 hours per week.



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FLEX P³   PORTABLE POWER   ACCESSORIES   SUPPORT



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Inergy has some exciting opportunities coming up and we wanted you to be the first to know. We'll have more details soon, so stay tuned to learn how you can help us shape the future of portable power.

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DISCLAIMER: NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED, AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT HAS BEEN QUALIFIED BY THE SEC. ANY SUCH OFFER CAN BE WITHDRAWN OR REVOKED, WITHOUT OBLIGATION OR COMMITMENT OF ANY KIND, AT ANY TIME BEFORE NOTICE OF ACCEPTANCE GIVEN AFTER THE DATE OF QUALIFICATION. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

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Join us on **start engine ⏻**

3 REASONS TO INVEST



We exist at the intersection of Energy Storage Systems and Portable Power Stations, two multi-billion dollar industries. We earned $14 million in revenue in 2021 and 2022, and previously raised $4 million in an SLC Angels leading funding round.

Our patented technology has a bright future, with contracts and awards from the U.S. Department of Energy and the Department of Defense.

Our Flex Modular Solar Generator expands battery capacity, making small-scale mobile solar power a reality for the 750 million people that currently live off the grid.

As an Inergy insider you have early access to invest in Inergy before we open the doors to the general public.

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DISCLAIMER: NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED, AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT HAS BEEN QUALIFIED BY THE SEC. ANY SUCH OFFER CAN BE WITHDRAWN OR REVOKED, WITHOUT OBLIGATION OR COMMITMENT OF ANY KIND, AT ANY TIME BEFORE NOTICE OF ACCEPTANCE GIVEN AFTER THE DATE OF QUALIFICATION. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

